UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Ellomay Capital Ltd. (the “Company”) hereby updates that due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine, the fair value of the financial power swap (the “PPA”) entered into by Talasol Solar S.L. (“Talasol”) is expected to experience a high volatility and to be valued at a significant negative value in Talasol’s financial results as of March 31, 2022. These financial results will be consolidated into the Company’s financial results for the three months ended, and as of, March 31, 2022, which are expected to be published at the end of June 2022.

The PPA was executed in connection with the project finance of the 300 MW photovoltaic facility owned and operated by Talasol (the “Talasol PV Plant”), and covers approximately 80% of the output of the Talasol PV Plant for a period of 10 years. The PPA is treated for accounting purposes as a cash flow hedge, therefore changes in its fair value are recognized in other comprehensive income and do not impact the Company’s consolidated net profit/loss. The changes are recorded in the Company’s shareholders’ equity through a hedging reserve and the negative value of the PPA is expected to significantly decrease the Company’s consolidated shareholders’ equity. The purpose of the PPA is to hedge the risks associated with fluctuating electricity market prices by enabling Talasol to secure a stable income for the power production included under the PPA for a period of 10 years. The power produced by the Talasol Project is sold and is expected to continue to be sold by Talasol in the open market for the prevailing market power price. If the market price is above the PPA price, Talasol will pay the hedging provider the difference between the market price it receives and the PPA price and if the market price is below the PPA price, the hedging provider will pay Talasol the difference between the market price and the PPA price.

A significant decrease in the Company’s shareholders’ equity could cause the Company to fail to meet some of the financial covenants provided to the holders of the Company’s Series C debentures. The Company intends to propose to the holders of the Company’s Series C debentures an amendment to the Series C deed of trust, which will exclude the impact of changes in value of the PPA and similar transactions from the calculation of the Company’s shareholders’ equity for purposes of calculation of the financial covenants. Such exclusion is already included in the definition of “shareholders’ equity” in the deed of trust governing the Company’s Series D debentures. The Company is also considering the other potential measures and actions available to it in the event an amendment of the Series C deed of trust will not be approved.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: May 23, 2022